Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


05008123

11 May 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary


MACQUARIE BANK


MACQUARIE BANK

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).


MACQUARIE
BANK



Agenda


MACQUARIE
BANK



A diversified financial institution

- → Established 1969, banking licence since 1985
- → 1996 – ASX listing
- → Today over 6,500 employees in 23 countries
- → Assets under management ~ $A89 billion
- → Compound annual growth over decade:
  - → Revenue ~ 22%
  - → NPAT ~ 21%
  - → Basic EPS ~ 17%
- → Ratings
  - → Moody's Investors Service ~ P1/A2 (Positive)
  - → Standard & Poors ~ A1/A (Stable)
  - → Fitch Ratings ~ F1/A+ (Stable)

Assets under management at 31 March 2005. Compound annual growth full-year March 1994 to March 2004.


MACQUARIE BANK



Total shareholder return 880% since listing


Macquarie Bank
All Ordinaries Accumulation Index
Index
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

As at 29 April 2005, indexed at 29 July 1996. Note All Ordinaries Index is S&P/ASX 500 from 31/3/2000, All Ordinaries prior to this (indexed to 100 on 31 December 1995)


MACQUARIE BANK



Listed infrastructure and property funds have outperformed


Macquarie family
All Ordinaries Accumulation Index
MSCI World ($A)
Index
600
500
400
300
200
100
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Macquarie family includes Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust (Macquarie Goodman Group from 2 Feb 2005) , Macquarie Leisure Trust, Macquarie Office Trust , Macquarie ProLogis Trust, Southern Cross Fliers, Macquarie DDR Trust, Diversified Utility & Energy Trusts, Macquarie Power Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company Trust and Macquarie Central Office Corporate Restructuring REIT. Note All Ordinaries Index is S&P/ASX 500 from 31/3/2000, All Ordinaries prior to this (indexed to 100 on 31 December 1995)

As at 29 April 2005, indexed at 31 December 1995


MACQUARIE
BANK

Profit growth over the decade




Net Profit
After Tax
$Am
800
700
600
500
400
300
200
100
0
30 September
31 March
Gain from MGQ formation
Estimated profit based on 40% increase contained in 21 Feb 04 guidance
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005e


MACQUARIE
BANK

EPS* growth over the decade




A cents
400
350
300
250
200
150
100
50
0
FY to 31 March
EPS* attributable to gain from MGQ formation
2005e based on 40% increase contained in 21 Feb 04 guidance
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005e

* Basic EPS


MACQUARIE BANK



Assets under management growth

→ Up 42%^ to $A89b at March 2005

→ Australia's 2rd largest fund manager*


$Ab
100
90
80
70
60
50
40
30
20
10
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Property
Infrastructure
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

^ From 31 March 2004 * ASSIRT,December 2004. Australian sourced funds


MACQUARIE BANK



International staff growth

→ Over 1,700 international staff

→ More than 40 international offices in 22 countries


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Years ended 31 March


MACQUARIE BANK

Diversified income streams

By business segment – half year ended Sep 2004


Investment banking 37%
Mergers and acquisitions, advisory and underwriting
Up 49% on pcp
Institutional stockbroking
Financial products
Asset & wealth management 25%
Infrastructure, property and other specialist funds
Down 12% on pcp
Retail and wholesale funds management and private client broking
Banking and securitised lending
Equipment and other leasing
Up 41% on pcp
Property lending
Other lending
Lending 17%
Commodities
Equity derivatives
FX, futures, treasury and debt markets
Up 4% on pcp*
Financial markets 21%

* Includes changes in asset values and realisation of investment in East African Gold Mines in pcp.


MACQUARIE BANK

Operating income


$Am
2500
2000
1500
1000
500
0
2001
2002
2003
2004
Sep 04
Other income
Net interest income
Trading income
Fee and commission income

Years ended 31 March unless otherwise stated


MACQUARIE
BANK



Agenda

1. Macquarie overview
2. The broad strategy
3. Looking ahead

13


MACQUARIE
BANK



The broad strategy

Other international markets — Focused

Asia-Pacific — Broad investment banking

Australia — Full-service

14





International income growth

→ Up 34% to $A470m half year to Sep 2004

→ Approx 1/3 of total income


$Am
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
Sep 04

Excluding earnings on capital





Strong growth in Tier 1 eligible capital


Tier 1 capital
$Ab
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Converting Preference Shares
Hybrid captial ^
Ordinary equity*
1996
1997
1998
1999
2000
2001
2002
2003
2004
Sep 04

Years ended 31 March ^ MIPS and MIS * Includes ordinary share capital. 2000 adjusted for dividend provision


MACQUARIE
BANK



Increased capital used in part to support increased investment in specialised funds


$Am
Equity investment
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004
2005
MGQ
MIG
MCW
MOF
MAP
MCG
KRIF
MEIF
MAG
MIC
Other securities
Associates and joint ventures
Equity investments

Years ended 31 March. Comprises investments in listed and unlisted equity securities at book value

17


MACQUARIE
BANK



Market value of equity investments well above book value

→ $436 m above book value after realising $300m gain on formation of MGQ


$Am
3,000
2,500
2,000
1,500
1,000
500
0
Book value
Market value
Jun 05
Jun 05
Jun 05
Jun 05
Jun 05
Jun 05

For unlisted investments, market value is assumed to equal book value. For listed investments, market value is based on share prices at 31 March 2005.

18



MACQUARIE BANK



Many initiatives in recent years to deliver on the broad strategy

- → Capital growth
- → Growth in funds under management
- → Major investments in staff expansion, training and retention
- → International expansion
- → Australian and New Zealand retail financial services
- → Acquisitions to supplement organic growth strategy:
  - → BT Investment Bank
  - → ING Asian cash equity business
  - → Retail broking teams
  - → Specialist teams

Refer attachments for strategic initiatives over past 12 months



MACQUARIE BANK



Broad investment banking in Asia-Pacific



Seoul
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Property finance & advisory
→ Infrastructure funds mgt
→ Property funds mgt
→ Securities funds mgt
→ Commodity derivatives
→ Futures broking
→ Financial markets derivatives
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Tokyo
→ Corporate finance & advisory
→ Infrastructure asset mgt
→ Property finance & advisory
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Beijing
→ Corporate finance & advisory
→ Property finance & advisory
Taipei
→ Institutional stockbroking & research
Tianjin
→ Property funds mgt
→ Property development
Hsinchu
Leasing
Shanghai
→ Property finance & advisory
→ Property development
→ Research
Hong Kong
→ Corporate finance & advisory
→ Property finance & advisory
→ Property funds mgt
→ Commodity derivatives
→ Cross border leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Kuala Lumpur
→ Corporate finance & advisory
→ Research
Jakarta
→ Corporate finance & advisory
→ Institutional stockbroking & research
Bangkok & Manila
→ Institutional stockbroking & research
Labuan
→ Financial products
Full service
Auckland
→ Retail financial services & advisory
→ Securities funds mgt
→ Corporate finance & advisory
→ Leasing
→ Institutional stockbroking & research
→ Financial products
Singapore
→ Corporate finance & advisory
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Wellington
→ Retail financial services & advisory
→ Institutional stockbroking & research
Christchurch
→ Retail financial services & advisory


MACQUARIE BANK



Focused businesses in the Americas



Vancouver
→ Corporate finance & advisory
→ Leasing
Toronto
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Infrastructure funds mgt
→ Financial products
→ Leasing
Seattle
→ Property finance
San Francisco
→ Institutional stockbroking
San Jose
→ Leasing
Los Angeles
→ Property finance (LA,Irvine)
→ Financial products
Palm Springs
→ Golf course residential development
San Diego
→ Leasing
Memphis
→ Mortgages origination (6 additional offices in US)
Houston
→ Energy finance
→ Corporate finance & advisory
→ Energy markets derivatives marketing
Charleston
→ Agricultural commodities trading & structuring
Jupiter
→ Golf course residential development
Boston
→ Institutional stockbroking
→ Leasing
New York
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Property investment banking
→ Metals & mining finance, structuring & trading
→ Agricultural commodities marketing, trading & structuring
→ Financial products
→ Institutional stockbroking & research
→ Infrastructure funds mgt
→ Energy markets derivatives marketing
Chicago
→ Property funds mgt
→ Property investment banking
Sao Paulo
→ Equity derivatives marketing
→ Agricultural commodities marketing, trading & structuring & trade finance


MACQUARIE BANK



Focused businesses in Europe and Africa



London
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Wholesale property equity raising
→ Infrastructure funds mgt
→ Metals and mining finance, structuring & trading
→ Agricultural commodities
→ Debt markets
→ Futures broking
→ Equity derivatives and structured products
→ Securities lending
→ Cross border leasing
→ Institutional stockbroking & research
→ Property funds mgt
→ Energy markets derivatives trading
→ Leasing (London, Ipswich)
→ Property financing
Paris
→ Institutional stockbroking
→ Corporate finance & advisory
Dublin
→ Leasing
Frankfurt
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Cross border leasing
→ Institutional stockbroking
Munich
→ Equity derivatives and structured products
→ Institutional stockbroking
Milan
→ Mortgages origination
Vienna
→ Corporate finance & advisory
→ Cross border leasing
Johannesburg
→ Corporate finance & advisory
→ Equity derivatives & structured products
→ Capital markets structuring
Geneva
→ Institutional stockbroking
Cape Town
→ Infrastructure finance & advisory
→ Infrastructure funds management





Managing important assets across the globe



Acquired post 1 April 2004
Acquired prior to 1 April 2004
USA
Detroit Windsor Tunnel
SR125 South
Chicago Skyway
Parking Company of America Airports
AvPORTS
Atlantic Aviation
Michigan Electric Transmission Co.
Thermal Chicago
Northwind Aladdin
Macquarie DDR **
Macquarie ProLogis **
Macquarie CountryWide **
Macquarie Office**
Canada
407 ETR
AltaLink
Cardinal Power
Duke Point Power*
Sea to Sky*
Leisureworld*
Mexico
Macquarie ProLogis **
Portugal
Tagus Crossings
UK
M6 Toll
M1-A1 Link
Bristol Airport
Birmingham Airport
South East Water
Wales & the West*
NM Renewable Energy
Energy Power Resources
Macquarie Global Property Advisors
ntl: Broadcast
Sweden
Arlanda Express
Germany
Warnow Tunnel
Macquarie Global Property Advisors
Belgium
Macquarie Global Property Advisors
Brussels Airport
Japan
Hakone Turnpike
Schroder Asian properties
Macquarie Global Property Advisors
China
First China Property Group
Macquarie Global Property Advisors
Hong Kong, Singapore
Schroder Asian properties
Macquarie Global Property Advisors
New Zealand
Macquarie Goodman **
Macquarie CountryWide **
Spain
Macquarie Global Property Advisors
Africa
N3 toll road
N4 toll road
Bakwena Platinum Corridor
Italy
Rome Airport
South Korea
Soojungsan Tunnel
Kwangju 2nd Beltway Section 1 & 3
Daegu-Busan Expressway
Baekyang Tunnel
Machang Bridge
Incheon Expressway
Cheonan Nonsan Expressway
Seoul Chuncheon Expressway
Woomyeonsan Tunnel*
Kukdong Building
Schroder Asian properties
Macquarie Global Property Advisors
Australia
Gorodok Ethane Pipeline
Prospect Water
Dampier – Bunbury
Multinet
United Energy Distrib.
AlintaGas Networks
Broadcast Australia
Reef Networks
DMG/RG Radio
Transtoll
Macquarie Direct Property
MREEF
Eastern Distributor, M2, M4, M5, Westlink M7
Mitcham-Frankston
Airtrain Citylink
Asia Pacific Transport
Macquarie Direct Inv
Retirement Care Australia
Sydney Airport
Macquarie Office
Macquarie CountryWide **
Macquarie Leisure **
Macquarie Goodman **
Roads Property Airports Communications Utilities Transport services Other





Key features of Macquarie's approach - focus on people

→ Devoted substantial resources to developing, hiring, retention, remuneration and other staff practices since inception in 1969

→ Now being supplemented by increased effort to support growing international staff

→ Results:

- → Very high retention levels among middle to senior management
- → Lower than average industry turnover amongst staff
- → Increased success in attracting talent outside Australia


MACQUARIE
BANK

Key features of Macquarie's approach - remuneration

- → Staff incentivised to make a difference and develop businesses
- → Consistent approach to remuneration:
  - → Formula-driven profit share system has applied since inception
  - → Aligns interests of staff and shareholders
- → Retention and deferral arrangements encourage long term commitment
- → A sense of ownership through employee equity participation
  - → Staff hold 4.5% of fully paid shares, approx. 16% including options


MACQUARIE
BANK

Key features of Macquarie's approach - risk management

- → Risk management is top priority for all senior managers
- → Strong risk management systems and culture
- → Conservative capital policy
- → New initiative build on existing competencies or are developed with partners
- → Risk commitments generally start small
- → Increased resources being devoted internationally


MACQUARIE
BANK



Key features of Macquarie's approach - risk management

→ Particular controls and standards in offshore offices include:

- → Strong local management
- → Frequent senior management visits
- → Frequents internal audit reviews
- → Mix of experienced and new staff
- → Central oversight of risk management\centralised payment and settlement control


MACQUARIE
BANK



Agenda

1. Macquarie overview
2. The broad strategy
3. Looking ahead


MACQUARIE
BANK



2005 opportunities

Investment Banking:

- → Continuing focus on developing new, innovative funds
  - → Macquarie Capital Alliance Group $1b IPO
  - → Proposed $S750m Singapore Infrastructure Fund
  - → Other potential new funds - Resources, media
- → Asian investment banking business expansion continuing
  - → Strong growth expected in stockbroking operation
  - → Asian ECM progress encouraging
  - → Korean M&A and non-infrastructure business
  - → Joint venture with Thai Military Bank
- → North America – opportunities for Macquarie Infrastructure Company and continued growth in infrastructure advisory business
- → Continue to pursue opportunities across Europe
- → Macquarie Securities
  - → Consolidating strong position in the Australian market
  - → India greenfield operation; potential JVs in select markets


MACQUARIE
BANK



2005 opportunities

Treasury and Commodities:

- → US businesses: energy, commodities
- → Joint venture with Abu Dhabi Commercial Bank

Banking and Property:

- → Leveraging LPT experience into the Asian REIT market
- → Expansion of mortgage business in US and Italy

Equity Markets:

- → Increased Asian focus – enhanced product issuance across region
- → Hedge funds business with strong focus on the Australasian region


MACQUARIE
BANK



2005 opportunities

Financial Services:

→ Exploit market share gains of recent years

→ Continued expansion of product range

→ Enhancement of WRAP platform capabilities

Funds Management:

→ Growth opportunities in both Australia and internationally

31


MACQUARIE
BANK



Year ended March 2005

→ 2005 full year result and 2006 outlook to be announced in Sydney 17 May 2005

→ In February we stated:

- → Expected at least 40% increase in NPAT for the year to 31 March 2004 on the previous year
- → Excludes the effects of the gain which has been brought to account as a result of the formation of the Macquarie Goodman Group
- → Reflects the significant number of transactions completed by the Bank over the year and generally buoyant trading conditions

32


MACQUARIE
BANK



Medium term factors

- → The Bank continues to be well placed due to:
  - → Good businesses
  - → Diversification
  - → Committed quality staff
  - → Effective prudential controls
  - → Increased scale
  - → Strong capital position
  - → Strategic initiatives of recent years

* Refer attachments for further detail regarding swing factors


MACQUARIE
BANK



Attachments


MACQUARIE
BANK



Major strategic achievements – Asia

- **Macquarie Securities Asia (ING)** – already profitable and growing
- **Asia-wide investment banking capability** – completed $US530m SM Investments Corporation IPO, largest raising in Philippines' history
- **Malaysian stock broking licence** – one of only five to be awarded to foreign firms
- **Expansion of structured equity offering** – products over Korean, Taiwanese, Singaporean and Japanese markets
- **Korean securities funds management JV** – AUM (Macquarie share) up 62% to $A3.5b
- Post balance date:
  - **Thai Military Bank joint venture** – stockbroking and investment banking
  - **Macquarie International Infrastructure Fund** – proposed IPO on Singapore stock exchange

35


MACQUARIE
BANK



Major strategic achievements – Europe and the Middle East

- **Macquarie European Infrastructure Fund** established
  - Seed assets South East Water and Arlanda Express
  - Subsequent acquisitions Wales and the West, 10% Brussels International Airport, Energy Power Resources
- **Brussels International Airport Company** – 70% acquired by MAP-led consortium for €735m
- **NTL:Broadcast UK** – acquired by MCG-led consortium for £1.3b
- ***Macquarie Global Property Advisers*** – *managing* $US1.9b of assets in Europe and Asia and growing
- **Novera Macquarie Renewable Energy JV** – one of the largest renewable energy portfolios in UK, total value £121m
- **Energy Markets** – global service headquartered in London, significantly increased contribution
- **Agricultural commodities structured products** – London business established
- Post balance date: **Treasury and commodities Abu Dhabi JV**

36


MACQUARIE
BANK

Major strategic achievements – the Americas



- **Macquarie Infrastructure Company** (MIC) – $US535m IPO, New York Stock Exchange
- **Chicago Skyway** – acquired by MIG-Cintra consortium for $US1.8b
- Macquarie Property and JV partners – acquired **$US5.5b of property** including
  - MCW with Regency Centers - $US2.8b portfolio of **US shopping centres**
  - MOF - takeover of $A1.3b **Principal America Office Trust**
- **Macquarie Power Income Fund** (MPT) – $C212m IPO, Toronto Stock Exchange
- **Leisureworld** – Canadian aged care provider acquired for $C528m, intended transfer to Macquarie-managed fund
- **No.1 for overall research/sales quality** in **Australian equities***
- **Commodities growth** – strong growth in cotton and oil and gas financing; energy derivatives teams established in NY and Houston

*Greenwich


MACQUARIE
BANK

Major strategic achievements – Australia & New Zealand



- **ConnectEast** Group, supported by Macquarie Bank, Thiess, John Holland – awarded 39-year concession for Mitcham-Frankston Project; $A1.1b IPO
- **Macquarie Goodman Group** (MGQ) – merger of MGI and MGM to form Australia's largest industrial property group
- **Diversified Utility and Energy Trusts** (joint venture with AMP Capital) – $A664m raised, consortium with Alinta and Alcoa acquired Dampier to Bunbury Natural Gas Pipeline for $A1.9b
- **Regional radio** – acquired 92 stations in 45 regional markets
- **Macquarie Private Capital Group** – $A107m IPO


MACQUARIE
BANK

Major strategic achievements – Australia & New Zealand

- → Launched integrated **hedge funds business**
- → **CMT** exceeded $A10b; **WRAP** exceeded $A14b
- → **Margin lending** – rapid growth, up 47%
- → **New Zealand wealth management business** – acquired 49% of Brook Asset Management and other expansion
- → **No. 2 broker** by ASX market share 2004 calendar year, No. 1 first quarter 2005
- → Post balance date:
  - → **Macquarie Capital Alliance Group** – $A1b IPO


MACQUARIE
BANK

Some notable features of 2004/5

Performance fees on specialist funds


$Am
350
300
250
200
150
100
50
0
2002
2003
2004
YTD Feb 05
MAP
Other specialist
Property
Other infrastructure
MCG
MIG


MACQUARIE BANK

Some notable features of 2004/5

Strong equity markets over 2 years


Index Apr 03=100
165
150
135
120
105
90
Hong Kong: Hang Seng
Australia: ASX200
US: S&P500
Apr 03
Aug 03
Dec 03
Apr 04
Aug 04
Dec 04
Apr 05
Source: Datastream
Monthly

Source: Datastream, to 28 February 2005


MACQUARIE BANK

Some notable features of 2004/5

Asset realisations

→ MGM profit reflects 12 years of building business by property funds management team


$Am
600
500
400
300
200
100
0
MGM
MCG
Mar 02
Mar 03
Mar 04
YTD Feb 05

→ Other includes MAG, CH4, DUET and some property investments